[Company Letterhead]

July 31, 2006

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings

Re:	Vitamin Shoppe Industries Inc. and co-registrants
Registration Statement on Form S-4
Filed June 13, 2006
Amendment No. 1 to Registration Statement on Form S-4
filed June 14, 2006
File Nos. 333-134983 to -02

Ladies and Gentlemen:

On behalf of Vitamin Shoppe Industries Inc. and co-registrants (collectively, the “Company”) and in response to the letter (the “Comment Letter”) dated July 12, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Ronald M. Neifield, Esq., the Company’s Vice President and General Counsel, please find responses to the Comment Letter.

The numbered paragraphs below set forth the Comment Letter together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter. Page references in the Company’s responses are references to the page numbers in the Company’s Registration Statement on Form S-4 (the “registration statement”) filed with the Commission on July 31, 2006.

General

1.	Staff Comment: Please provide a letter from the registrants stating that they are registering the exchange offer in reliance on the staff’s position in Exxon Capital Holdings Corporation (avail. April 13, 1989), Morgan Stanley & Co. (avail. June 5, 1991), and Shearman & Sterling (avail. July 2, 1993). Also, please include the representations outlined in those letters. We may have further comment upon review of that letter.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Response: The Company has provided the requested letter in response to the Staff’s comment.

2.	Staff Comment: Please note that affiliates may not participate in an Exxon Capital exchange offer. Refer to Exxon Capital Holdings Corp. (avail. April 13, 1989). Please tell us why you believe it is appropriate to include your affiliate’s market-making prospectus on Form S-4, rather than on a new registration statement on Form S-1.

Response: The Company confirms that a new registration statement on Form S-1 will be filed with the Commission and declared effective prior to its affiliate commencing market-making activities. The Company has revised the registration statement to delete the market-making prospectus references.

Outside Front cover Page of Prospectus

3.	Staff Comment: Please clarify the meaning of your disclosure that your offering price is 100%.

Response: The Company has revised the disclosure on the front page of the prospectus in response to the Staff’s comment.

4.	Staff Comment: Please remove all defined terms in the forepart of your registration statement, including the first italicized paragraph of your Prospectus Summary section. The defined entities should be clear from their context. In addition, please move the forward-looking statements and trademarks discussion so that these sections appear after the risk factors section.

Response: In response to the Staff’s comment, the Company has removed certain defined terms from the forepart of the registration statement, including removing the first italicized paragraph of the Prospectus Summary. The Company has left the defined terms under “Certain Definitions” on page ii in the registration statement as such terms are used throughout the prospectus and are not so common that they could, in the Company’s opinion, be easily understood by investors without a definitive explanation.

5.	Staff Comment: In the third-to-last paragraph, you state that there is no public market for your old notes. Please omit the second sentence of that paragraph, which indicates that investors may trade the old notes in Private Offering Resale and Trading through Automatic Linkages market, since it is not key to an investment decision. Similarly, please omit the PORTAL reference in the summary.

Response: The Company has revised the disclosure in response to the Staff’s comment.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Certain Definitions and Market and Industry Data, page iii

6.	Staff Comment: In this section, you discuss the sources that you use in this document and state that although you “believe these sources are reliable,” you have not independently verified the information and “cannot guarantee its accuracy or completeness.” You may not qualify the accuracy of the information you provide in this document. Therefore, please remove this sentence. Further, if there is information in this document that you do not believe is reliable, accurate, or complete, please remove that information as well.

Response: The Company has revised the disclosure on page iii in response to the Staff’s comment.

Prospectus Summary, page 1

7.	Staff Comment: Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Your summary appears lengthy and repeats much of the information fully discussed later in your document. Please revise accordingly. See Instruction to Item 503(a) of Regulation S-K. In this regard, please omit the information on page 10 since it merely refers to the risk factors section.

Response: The Company has revised the disclosure in the Prospectus Summary in response to the Staff’s comment.

Risk Factors, page 13

8.	Staff Comment: In the italicized first paragraph, you state that “[a]dditional risks or uncertainties presently known to us, or that we currently deem immaterial, may also impair our business operations.” You seem to be indicating that you know of additional material risks or uncertainties. Please revise this statement and include all known risks in this section.

Response: The Company has revised the introductory sentence to the “Risk Factors” section on page 11 to state that the Company believes that all significant risks are being described as required by Item 503 of Regulation S-K.

Because there is no public market of the Exchange Notes, you may not be . . ., page 13

9.	Staff Comment: In the second paragraph of this risk factor, you state that your exchange notes might trade at higher or lower prices than their principal amount or purchase price. Please consider indicating that the exchange notes may not trade at all.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Response: The Company has revised the disclosure on page 11 in response to the Staff’s comment.

The Exchange Offer, page 25

10.	Staff Comment: Please revise to specify the no-action letters on which you are relying.

Response: The Company has revised the disclosure on page 25 in response to the Staff’s comment.

Terms of the Exchange Offer; Period For Tendering Outstanding Old Notes, page 25

11.	Staff Comment: Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: The Company confirms that the exchange offer will be open for at least 20 full business days, and further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed with the SEC.

12.	Staff Comment: In this regard, as currently represented the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm for us that the offer will be open at least through midnight on the twentieth business day. See Rule 14-d-1(g)(3).

Response: The Company confirms that the exchange offer will be open at least through midnight on the twentieth business day.

13.	Staff Comment: You state that you will give notice of your offering’s extension by press release or other public announcement before 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend your offering.

Response: The Company confirms that it will disclose the number of securities tendered as of that date if it extends the exchange offer.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

14.	Staff Comment: Based upon the sentence in which you state that you will “promptly give written notice of any extension, delay, non-acceptance, termination or amendment,” it appears that you reserve the right to delay accepting any old notes. Please clarify under what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: The Company has revised the disclosure on page 24 in response to the Staff’s comment. The Company confirms that it will delay acceptance of any Old Notes only due to an extension of the exchange offer, and confirms that any such delay will be consistent with Rule 14e-1(c).

Conditions to the Exchange Offer, page 28

15.	Staff Comment: In the first condition, you state that you may terminate or amend the exchange offer if any federal law, statute, rule or regulation has been adopted or enacted that, “in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.” As opposed to relying upon your judgment, please revise this sentence to include an objective standard for the determination of whether the condition has been satisfied.

Response: The Company has revised the disclosure on page 27 in response to the Staff’s comment.

Selected Historical Consolidated Financial Information, page 33

16.	Staff Comment: In periods that the ratio of earnings to fixed charges is less than one-to-one, please revise to delete the ratio and report the amount by which earnings were insufficient to cover fixed charges.

Response: The Company has revised the disclosure on pages 11 and 33 in response to the Staff’s comment.

17.	Staff Comment: In order to provide a more balanced presentation of EBITDA, please expand the disclosure in the Selected Financial Information to include a footnote or table that shows cash flows from operating, investing, and financing activities calculated in accordance with GAAP. Please revise or advise.

Response: The Company has revised the disclosure on pages 9 and 31 in response to the Staff’s comment.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

18.	Staff Comment: In footnote 3, you disclose that the presentation of EBITDA and its components do not comply with regulations published by us. We believe you should conform your EBITDA calculation and disclosures in accordance with our guidance. Please tell us the respects by which EBITDA does not conform to our rules and why.

Response: The Company has revised the disclosure on pages 10 and 33 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results. . ., page 35

19.	Staff Comment: Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: The Company has revised the disclosure on page 34 in response to the Staff’s comment.

Overview, page 35

20.	Staff Comment: You state that you are a “leading” specialty retailer and direct marketer of vitamins, minerals, herbs, supplements, sports nutrition, and other health and wellness products. However, you have not indicated whether the source of this information is based upon management’s belief, industry data, reports, articles, or any other source. If this statement, or any other statement throughout your document, is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Response: The Company has revised the disclosure on page 34 in response to the Staff’s comment.

Critical Accounting Policies, page 36

21.	Staff Comment: We note that accounting for inventory reserves, impairment of long-lived assets, and deferred sales are critical accounting policies. Please revise the disclosure in the filing to quantify the amounts of inventory reserves, the amount of impairment on long-lived assets, and the amounts related to the changes in deferred sales.

Response: The Company has revised the disclosure on pages 35—36 in response to the Staff’s comment and included amounts pertaining to our obsolescence reserve. Obsolescence comprises the majority of the reserves. However, we are not including in the disclosure, a discussion on the other two reserves that make up our total inventory reserves as management does not deem them to be critical accounting policies, since these reserves require a mininal amount of management’s judgment. These other two reserves are shrink reserves and vendor allowances. Vendor allowances represent cost reductions, based upon individual vendor agreements, for product purchased. The vendor allowance reserve is generally not significant and does not significantly change from year to year. Shrink reserves represent the charge for potential inventory losses accrued monthly based on a rate of sales and actual physical inventory results adjustments. The balances for vendor allowances were $0.4 million and $0.4 million at December 31, 2005, and December 25, 2004, respectively. The balances for shrink reserves were $1.6 million and $0.6 million at December 31, 2005, and December 25, 2004, respectively.

Results of Operations, page 39

22.	Staff Comment: Please revise your disclosure in this section to ensure your discussion and analysis of your results of operations is not merely a recitation of changes evident from the financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350. As examples only:

•	On page 40, you state that your comparable and non-comparable store sales increased primarily in the categories of herbs, supplements and sports nutrition. Also, you state that your stores sales decreased in the categories of your low carb and weight loss products. Please quantify how the effects of each factor contributed to your increase and decrease in operations. Further, in the last full paragraph of page 35, you analyze the underlying reasons for the decrease in your low carb and weight loss products. In this subsection, please provide a similar analysis regarding the underlying reasons for the increase in the categories of herbs, supplements, and sports nutrition.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

•	Also on page 40, you state that your direct customers increased due to improved search engine performance and obtaining new customers. Please quantify how the effects of these factors contributed to your increase in operations and analyze the underlying reasons for each increase.

•	On page 43, you state the percentage decrease in product costs was a result of improvements in pricing from vendors and decrease in markdowns from promotional activity. Please quantify how the effects of these factors contributed to your percentage decrease in product costs and analyze the two underlying reasons for the decrease.

Response: The Company has revised the disclosure on pages 38—42 in response to the Staff’s comment.

Cost of Goods Sold, page 40

23.	Staff Comment: In the third paragraph of this subsection, you state that your warehouse and distribution costs as a percentage of net sales decreased due to leveraging of the distribution expenses. Similarly, in the second and fourth paragraphs of your Selling, General and Administrative Expenses subsection on page 41, you state that the percent decreases in operating and payroll and related benefits was due to leveraging of payroll costs due to improved sales per hour, and you state that the other selling, general and administrative expenses as a percentage of net sales decreased due to leveraging these costs. In each of these instances, and throughout your document, please discuss what you mean by leveraging these costs and how it affects you.

Response: The Company has revised the disclosure on pages 40—41 and 43—44 in response to the Staff’s comment.

Related Party Transactions, page 54

24.	Staff Comment: In the first full paragraph on page 55, you state that you entered into a consulting agreement with Renaissance Brands Ltd., whose chief executive officers is one of your directors, Douglas B. Fox. Please tell us whether the terms of this agreement are similar to terms you would have received from an unaffiliated, third-party entity. If not, please disclose how the agreement’s terms were either beneficial or detrimental to you. Also, please tell us why you have not filed this agreement as a material exhibit under Item 601 of Regulation S-K.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Response: The Company believes that the terms of the agreement with Renaissance Brands Ltd. are similar to terms the Company would have received from an unaffiliated, third-party entity. The Company has revised the disclosure on page 55 and has filed the agreement as a material exhibit in response to the Staff’s comment.

Business, page 56

Extensive Product Selection with a Focus on Our Private Label Brand, page 57

25.	Staff Comment: Please disclose the difference in the gross margin of your branded products and the gross margin of the national brands you sell.

Response: The differences in gross margin change as the Company has pricing flexibility. In addition, the margins are proprietary and are treated as such in the industry. As a result, the Company’s competitors do not disclose the difference either. The Company believes that the current discussion complies with Item 101 of Regulation S-K. Therefore, the Company has not revised its disclosure.

High-Quality and Loyal Customer Base, page 57

26.	Staff Comment: Please disclose the difference between the average income of your consumers and the national average.

Response: The Company has revised the disclosure on page 57 in response to the Staff’s comment.

27.	Staff Comment: On the bottom of page 57, you state that your active customers accounted for the “vast majority” of your net sales. Please disclose what percentage of customers this vast majority encompasses.

Response: The Company has revised the disclosure on page 57 in response to the Staff’s comment.

Value-Added Customer Service, page 58

28.	Staff Comment: You state that you place a strong emphasis on employee training. Please describe your employee training program.

Response: The Company has revised the disclosure on page 58 in response to the Staff’s comment.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Business Strategy, page 58

29.	Staff Comment: You state that you intend to continue to pursue “key strategies to drive customer traffic and grow [y]our sales,” and you list five of these key strategies. Please disclose the development state of each strategy you list or, if you have not yet initiated a strategy, please disclose when you will begin to implement that strategy.

Response: The Company has revised the disclosure on page 58 in response to the Staff’s comment.

Retail Stores, page 58

30.	Staff Comment: Please disclose why you believe you operate “a unique retail store format in the VMS industry.”

Response: The Company has revised the disclosure on page 58 in response to the Staff’s comment.

Suppliers and Inventory, page 62

31.	Staff Comment: We note your statement that you strive to maintain sufficient inventory to enable you to provide a high level of service to your customers that is in accordance with standard business procedures. Additionally, please describe your practices, and your industry’s practices, relating to working capital items, such as carrying significant amounts of inventory to meet the rapid delivery requirements of your customers and to assure yourself a continuous allotment of goods from your suppliers, the right of customers to return merchandise, and any extended payment terms available to customers. See Item 101(c)(1)(vi) of Regulation S-K.

Response: The Company has revised the disclosure on page 62 in response to the Staff’s comment.

Regulatory and Quality Control, page 62

32.	Staff Comment: In the second full paragraph on page 63, you state that you use three primary suppliers for your Vitamin Shoppe and BodyTech branded products that together produce approximately 85% of your Vitamin Shoppe and BodyTech branded products. Please disclose these suppliers and indicate your alternatives should one or more cease providing you with supplies.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Response: The Company has revised the disclosure on page 63 in response to the Staff’s comment.

Insurance and Risk Management, page 64

33.	Staff Comment: In your Risk Factors section on page 15, you state that the insurance industry has become more selective in offering some types of coverage and you may not be able to obtain coverage in the future. In your Insurance and Risk Management subsection, please discuss this trend and how it may affect you, including whether insurance costs have increased, or will increase, for you and how this selectivity has increased, or will increase, your exposure to certain types of liability.

Response: The Company has revised the disclosure on page 64 in response to the Staff’s comment.

Trademarks and Other Intellectual Property, page 64

34.	Staff Comment: In this regard, on page 18 you state that your trademarks may not receive the same degree of protection in foreign countries as they do in the United States. In your Trademarks and Other Intellectual Property subsection, please disclose the foreign countries in which you sell your products that may not protect your trademarks or other intellectual property adequately. If you do not sell a material amount of your products in any foreign countries that does not protect your trademarks, please consider deleting your risk factor.

Response: The Company does not sell a material amount of its product in any foreign countries and accordingly has revised the disclosure on page 16 in response to the Staff’s comment.

35.	Staff Comment: Also, please disclose all your material trademarks, trade names, and other intellectual property that you hold, including, their material effects on you and their duration. See Item 101(c)(iv) of Regulation S-K.

Response: The Company has revised the disclosure on page 64 in response to the Staff’s comment.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Management, page 69

Directors and Executive Officers, page 69

36.	Staff Comment: You include three signature pages for the three separate entities that are co-registrants. However, the Vitamin Shoppe Industries Inc. and the VS Direct Inc. signature pages include only the signatures of three directors, Thomas A. Tolworthy, Douglas R. Korn, and Richard L. Perkal. If these are the only three directors of the Vitamin Shoppe Industries Inc. and VS Direct Inc., please make this clear in your Management section and throughout your document. In this regard, your registration statement must be signed by at least a majority of the board of directors. See Instruction 1 to Signatures Section of Form S-4. If the Vitamin Shoppe Industries and VS Direct Inc. have eight directors, please revise their signature pages to have a majority of directors sign the registration statement.

Response: The Company has revised the disclosure on pages 69—70 and throughout the document in response to the Staff’s comment.

37.	Staff Comment: Please briefly describe the specific business experience of your executive officers, directors, and significant employees, or a nominee for one of these positions, for the past five years. See Item 401(e)(1) of Regulation S-K. In this regard, please disclose John H. Edmondson’s business experience from December 2004 to April 2006 and David I. Fuente’s business experience from 2001 to the present.

Response: The Company has revised the disclosure on pages 69-70 in response to the Staff’s comment.

38.	Staff Comment: You state that David H. Edwab was elected president of Men’s Wearhouse in 1997 and now he is vice chairman. Please disclose for how long Mr. Edwab was president of Men’s Wearhouse and when he became vice chairman.

Response: The Company has revised the disclosure on page 69 in response to the Staff’s comment.

Code of Business Conduct and Ethics, page 70

39.	Staff Comment: We note that you have adopted a Code of Business Conduct and Ethics. Please either file that code with us, post the text of the code on your website and confirm for us that in your annual report you will disclose your website address and the fact that you have posted the code on that website, or confirm for us that in your annual report you will undertake to provide to any person without charge and upon request a copy of the code. See Item 406(c) of Regulation S-K.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Response: The Company confirms that it will file its Code of Business Conduct and Ethics with the Commission as an exhibit to its annual report on Form 10-K pursuant to Item 406(c)(1) of Regulation S-K.

Executive Compensation, page 71

40.	Staff Comment: Please disclose the compensation of your directors as required by Item 402(g) of Regulation S-K. If you do not compensate your directors please state this in an appropriate place in your document.

Response: The Company has revised the disclosure on page 71 in response to the Staff’s comment.

Committees of the Board of Directors, page 72

41.	Staff Comment: You state that you have a compensation committee consisting of Douglas R. Korn, David H. Edwab, and Douglas B. Fox. Please disclose their membership on this committee in each of their descriptions of business experience in your Management section on page 69 as you do for audit committee members.

Response: The Company has revised the disclosure on pages 69—70 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 78

42.	Staff Comment: Please revise to describe the relationship between Bear Sterns and VS Holdings, as disclosed in the alternate page of the market-making prospectus.

Response: The Company has revised the disclosure on page 78 in response to the Staff’s comment.

Description of Our New Credit Facility, page 80

Covenants, page 81

43.	Staff Comment: Please disclose the “certain limitations” with which you must conduct your business operations according to the credit facility. In addition, please quantify the fixed charge coverage ratio.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Response: The Company has revised the disclosure on page 81 in response to the Staff’s comment.

Financial Statements, page F-1

Consolidated Statement of Operations, page F-4

44.	Staff Comment: You have presented interest expense net of interest income on the face of the statement of operations. Please revise to present interest expense on a gross basis.

Response: The Company has revised the disclosure on page F-4 in response to the Staff’s comment.

45.	Staff Comment: Based on your disclosure in Note 12, you have significant related party expenses. Please revise to include a separate line item for related party expenses on the face of the statement of operations.

Response: The Company has revised the disclosure on page F-4 in response to the Staff’s comment.

Note 3, Summary of Significant Accounting Policies, page F-8

Inventories, page F-8

46.	Staff Comment: Please provide us with your analysis, in reasonable detail, of your reserves for estimated losses and/or obsolete inventory. Also, please tell us the amounts and methodology for recording expense in each of the quarters in the past two years.

Response: Reserve for obsolete inventory—The excess and obsolete portion of the Company’s inventory is reduced to its net realizable value through a formula based calculation for financial statement purposes that is justified by historical conditions on a monthly and quarterly basis. Retail store managers take markdowns of expired and non-saleable inventory that have been disposed during the period and transmit adjustments to reduce their inventory at store level. From an operational perspective, as the products are dated, the importance of cycling through the inventory on a FIFO basis is reflected in both the shelving of incoming receipts and the daily product rotation conducted, when soon to expire product is removed from inventory. FIFO and rotation is reviewed by the Store and District Managers. This rotation procedure minimizes the non-saleable product markdowns and produces replenishment for the additional items for customer fulfillment. The Company reviews these markdowns on a monthly basis and distributes reporting, by store, to operations, field management and other key members of management who insure that timely rotation and markdowns are performed by the store managers to comply with Company policies and procedures.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

In addition, the manager’s rotation of stock, not only allows the Company to account for excess and obsolete products, but serves to adjust store inventory levels to better service customer demand and manage store model stock. Since the implementation of these procedures (past three and one half years), the Company has not experienced any significant fluctuations to the planned or anticipated charges for these markdowns. The Company’s reserves have not fluctuated significantly in each of the past 24 months. Using the information obtained from store and district managers, a rate is calculated based on the amount of inventory disposed during the period, as annualized, and is applied to total gross inventory for the three categories of slow moving and excess inventory (Rate of Sale codes C, D and F through unclassified as defined by inventory rate of sales). The rate of sale categories are defined as follows: “A” and “B” represents quick turning inventory that has an average of 12 weeks of supply and would not be considered excess or obsolete, “C” represents slower moving inventory that has sold six to 11 pieces per store a year, “D” represents slow moving inventory that has sold at least two pieces per store a year, “F” represents slow moving inventory that has sold less than two pieces per store a year and “< > or unclassified” represents discontinued and non-active inventory. The methodology described above has been used consistently to calculate the expense in each of the quarters in the past two years.

The attached schedule is used to calculate the adjustments to the obsolescence reserve. The first column (“Rate of Sale”) represents three categories of inventory classified by turnover. The second column (“Inventory $”) represents the ending inventory balance, the third column (“YTD Expired % to Inventory”) represents the rate of product that was actually removed and destroyed at the stores for excess and slow moving product. The fourth column (“Obsolete by % to Inventory”) represents the resulting calculated reserve.

As discussed in our response to comment #21 above, we have two other inventory reserves that make up our total inventory reserves; vendor allowances and shrink reserves. Vendor allowances represent cost reductions, based upon individual vendor agreements, for product purchased, is generally not significant and does not significantly change from year to year. Shrink reserves represent the charge for potential inventory losses accrued monthly based on a rate of sales and actual physical inventory results adjustments. Both the vendor allowance and shrink reserves require a minimal amount of management judgment. The balances for vendor allowances were $0.4 million and $0.4 million at December 31, 2005, and December 25, 2004, respectively. The balances for shrink reserves were $1.6 million and $0.6 million at December 31, 2005, and December 25, 2004, respectively.

Revenue Recognition, page F-9

47.	Staff Comment: The revenue recognition footnote states that you provide allowances for estimated returns. We would expect you to provide Schedule II for such allowance, as described in Rule 5-04(a)(2) of Regulation S-X. Please revise to include the Schedule and related audit report, or if you believe that the information is not material please advise us why you believe this to be so.

Response: The Company has revised the disclosure on page F-10 in response to the Staff’s comment.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Frequent Buyer Program, page F-10

48.	Staff Comment: Please expand your disclosure to state how to determine the amount of the liability you record with regard to deferred sales.

Response: The Company has revised the disclosure on page F-10 in response to the Staff’s comment.

Note 10. Legal Proceedings, page F-21

49.	Staff Comment: The last two paragraphs of Note 10 indicate management’s position with respect to material adverse impact on financial condition and liquidity; however, they do not address results of operations. Please revise to disclose management’s assessment of the potential impact these matters may have on results of operations, or revise to disclose why you cannot make an assessment.

Response: The Company has revised the disclosure on page F-22 in response to the Staff’s comment.

Note 17. Supplemental Guarantor Information, page F-26

50.	Staff Comment: To the extent our accounting comments impact disclosure in the consolidating financial statements, please make the appropriate revisions.

Response: The Company has revised the disclosure on pages F-29—30 and F-49 in response to the Staff’s comment.

Item 22. Undertakings, page II-5

51.	Staff Comment: Please revise to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Response: The Company has revised the disclosure on page II-5 in response to the Staff’s comment.

52.	Staff Comment: Please remove the undertaking in paragraph (d) of this section since you are not eligible to incorporate subsequent Exchange Act documents by reference. See Item 512(b) of Regulation S-K.

Response: The Company has revised the disclosure on page II-5 in response to the Staff’s comment.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

Transmittal Letter

53.	Staff Comment: Please delete the language in the letter of transmittal requiring the note holders to acknowledge that they have “read” the prospectus.

Response: The Company has deleted the language in the letter of transmittal in response to the Staff’s comment and has refiled the letter of transmittal as Exhibit 99.1.

Securities and Exchange Commission

Registration Statement on Form S-4

July 31, 2006

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Vincent J. Pisano of Kirkland & Ellis LLP at (212) 446-4980. Please send any further comments via facsimile to Mr. Pisano at (212) 446-4900.

Sincerely,

/s/ Ronald M. Neifield, Esq. Ronald M. Neifield, Esq.
Vice President and General Counsel

cc:	Mr. Thomas A. Tolworthy

Christian O. Nagler, Esq. (Kirkland & Ellis LLP)

2005 Projected Obsolescence Reserves by Rate of Sale Code

$ in thousands	Dec 05

Rate of Sale	Inventory $ *	YTD Expired % to Inventory	Obsolete by % to Inventory
A	9,336
B	20,850
C	20,970	4.4%	925
D	14,641	2.6%	382
F <>	7,838	4.8%	380
Total	73,635		—
C - <>	43,449	3.9%	1,687
Obsolescence Reserve Balance			$1.7 Million

2005 Reserve by Quarter
Q-1	1,453
Q-2	1,587
Q-3	1,711
Q-4	1,700

2004 Projected Obsolescence Reserves by Rate of Sale Code

$ in thousands	Dec 04

Rate of Sale	Inventory $ *	YTD Expired % to Inventory	Obsolete by % to Inventory
A	13,861
B	19,399
C	12,304	1.8%	227
D	10,292	3.0%	309
F	5,927	6.2%	369
<>	2,480	21.8%	542
Total	64,263
C - <>	31,003	4.7%	1,446
Obsolescence Reserve Balance			$1.4 Million

2004 Reserve by Quarter
Q-1	1,270
Q-2	1,272
Q-3	1,372
Q-4	1,372

Rate of Sale Code and Description:

*December ending inventory Balance

“A” and “B” represents quick turning inventory that has an average of 12 weeks of supply and would not be considered excess or obsolete

“C” represents slower moving inventory that has sold six to eleven pieces per store a year

“D” represents slow moving inventory that has sold at least two pieces per store a year

“F” represents slow moving inventory that has sold less than two pieces per store a year

< > or unclassified” represents discontinued and non-active inventory.